Free Writing Prospectus Dated October 31, 2006	Filed Pursuant To Rule 433 Registration Statement No. 333-134038

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

GUARANTEED GLOBAL NOTES

RECENT DEVELOPMENTS

Recent Developments Relating to the Bank

Business has continued to develop satisfactorily in the third quarter of 2006. From the beginning of 2006 to September 30, 2006, the volume of export financing grew slightly. In comparison, the volume of export financing remained relatively stable during the first three quarters of the year 2005.

The Bank has completed the following public issues of foreign currency debt from May 12, 2006 through October 31, 2006: USD 85,500,000 4.71% Guaranteed Notes due August 10, 2010; CHF 100,000,000 Reopening of 2.875% Guaranteed Notes due February 25, 2030; CHF 100,000,000 Reopening of 1.75% Guaranteed Notes due January 28, 2010; CHF 125,000,000 Reopening of 2.5% Guaranteed Notes due October 18, 2012; CHF 200,000,000 3.25% Guaranteed Notes due July 25, 2036; CHF 200,000,000 Reopening of 2.875% Guaranteed Notes due February 25, 2030; EUR 1,500,000,000 3.875% Guaranteed Notes due September 15, 2016; TRY 50,000,000 18.25% Guaranteed Notes due February 5, 2008; TRY 25,000,000 18.25% Guaranteed Notes due February 5, 2008. Total: EUR 2.09 billion (USD 2.67 billion).

Recent Developments Relating to the Republic

Parliamentary elections were held in Austria on October 1, 2006. The Austrian Social Democratic Party won 35.3% of the votes cast, leading the Austrian People’s Party by approximately 1%. Coalition talks began on October 13, 2006, after the President asked the leader of the Austrian Social Democratic Party to form a government. However, no government has yet been formed, and, on October 30, 2006, talks between the Austrian Social Democratic Party and the Austrian People’s Party were broken off.

The following table shows the political affiliations of the members of the Nationalrat and the Bundesrat after each of the last three elections.

	1999		2001(*)		2002		2006
	National- rat	Bundes- rat	National- rat	Bundes- rat	National- rat	Bundes- rat	National- rat	Bundes- rat
Austrian Social Democratic Party (SPÖ)	65	22	65	23	69	21	68	26
Austrian People’s Party (ÖVP)	52	27	52	28	79	28	66	29
Austrian Freedom Party (FPÖ)	52	15	52	12	18	12	21	3
Green Party (Grüne)	14	–	14	1	17	1	21	4
Alliance for the Future of Austria	–	–	–	–	–	–	7	–

(*)	Although there were no elections in 2001, changes compared to 1999 occurred due to changes in party affiliation and a by-election.

The administration of ownership interests in Austria’s nationalized industries is vested in Österreichische Industrieholding Aktiengesellschaft (“ÖIAG”). In May 2006 Österreichische Post AG conducted an initial public offering of its common shares, in connection with which ÖIAG’s interest in Österreichische Post AG was reduced from 100% to 51%. Österreichische Post AG is Austria’s leading service provider in mail carriage.

You can access the prospectus relating to the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/202811/000119312506110014/dsb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect at +1 877-858-5407.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS